

December 2, 2011

<u>Via E-mail to William B. Masters</u>
Mr. David D. Dunlap
President and Chief Executive Officer
Superior Energy Services, Inc.
601 Poydras Street, Suite 2400
New Orleans, Louisiana 70130

   Re: Superior Energy Services, Inc.
      Registration Statement on Form S-4
      Filed November 3, 2011
      File No. 333-177679

Dear Mr. Dunlap:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Greenhill and Credit Suisse.

2. To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

<u>Summary, page iv</u>

3. Define the term "mid-cap."

The Merger, page 44

Background of the Merger, page 44

4.   You discuss that when Mr. Dunlap assumed his position as president and CEO of
        Superior in April 2010, he focused on expanding the company's North American land
        business and strategic acquisitions. In this regard, you disclose that after "reviewing the
        landscape of potential strategic partners," he determined that a business combination with
        Complete would be favorable to achieving Superior's growth objectives. Thereafter, you
        disclose that in March 2011 Mr. Dunlap first contacted Complete CEO Mr. Winkler to
        discuss a business combination. Please explain the process by which Mr. Dunlap
        reviewed the landscape of potential strategic partners, as well how he came to view
        Complete as the best possible merger candidate.

5.   Your disclosure suggests that both Complete and Mr. Dunlap focused on "similar-sized"
        or "mid-cap" companies. Indicate why that is the case as well as what consideration you
        gave to either smaller or larger companies.

6.   You disclose that after Superior's initial written nonbinding expression of interest,
        Complete's board determined that it was advisable to engage an investment bank to act as
        Complete's financial advisor with, among other things, evaluating a potential business
        combination with Superior. The board engaged Credit Suisse in this capacity. Please
        explain the scope of this engagement. For example, discuss if Credit Suisse was to solicit
        competing bids.

7.   You disclose at various meetings, such as on August 18, September 16 and October 7,
        2011, that Complete's board, with the assistance of Complete's management and/or
        Credit Suisse, evaluated the merits of a business combination with Superior as compared
        to alternative strategies available to Complete, including continuing to operate on a stand-
        alone basis and the possibility of a transaction with another strategic partner. At each
        meeting, however, the board concludes that it was unlikely that another party would
        propose a business combination on terms more attractive than Superior's proposal, and
        also does not view operating on a stand-alone basis more attractive than Superior's
        proposal. Please explain what factors led the board to believe that a transaction with
        Superior provided the best opportunity to enhance stockholder value, including how
        Complete's board assessed potential strategic alternatives and why such alternatives were
        not pursued.

Recommendation of Superior's Board of Directors and its Reasons for the Merger, page 51

8.   Explain why the Board believes that being the only "mid-cap" oilfield services company
        will make "the combined company better equipped to compete with the largest oilfield
        services companies."

Recommendation of Complete's Board of Directors and its Reasons for the Merger, page 53

9.   Please provide support for your statement that the combination of Superior and Complete will create the only mid-cap oilfield services company.

10.   Expand the bullet "the conditions in the oil and gas services industry…" to provide a cross-reference to where the reader can find the information alluded to.

Certain Prospective Financial Information Reviewed by Superior, page 64

11.   Indicate the material assumptions underlying the projections. In this regard, for instance, we note that you include that revenue growth in years beyond 2012E is based on Spears & Associates Drilling and Production Outlook forecast annual changes in U.S. and international rig count for Superior and U.S. land rig count for Complete, but you do not include such forecasted rig count data. This comment also applies to the "Certain Prospective Financial Information Reviewed by Complete" on page 73 in which you have only listed in summary form certain assumptions.

Opinion of Complete's Financial Advisor, page 66

Discounted Cash Flow Analysis, page 70

12.   Please disclose how Credit Suisse selected the discount rates and terminal EBITDA multiples used in its discounted cash flow analysis.

Material U.S. Federal Income Tax Consequences of the Merger, page 83

13.   Indicate that this discussion is based on the opinions of Jones Walker and Latham & Watkins, and file counsels' opinions as exhibits, respectively. In this regard, at present only the opinion of Jones Walker is filed.

Tax Consequences of the Merger to Complete Stockholders, page 85

14.   The first sentence on page 85 states "[a]ssuming the merger qualifies as 'reorganization.'" It is not appropriate to assume the conclusion – e.g. that the merger is a tax-free reorganization. Revise this sentence accordingly.

Where You Can Find More Information; Incorporation by Reference, page 124

15.   We note that on November 4 and November 8, 2011, Complete Production Services, Inc. and you, respectively, subsequently filed Forms 10-Q for the fiscal quarter ended September 30, 2011. However, in this registration statement you have not properly incorporated future filings after the date of the initial registration statement and prior to effectiveness. Therefore, please file an amendment that specifically incorporates these Forms 10-Q and any other subsequent report filed pursuant to Section 13(a) or 15(d) of

the Exchange Act. See Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Securities Act Forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        W. Mark Young